		EXHIBIT 21

	LIST OF SUBSIDIARIES

Name	Percentage Owned	Jurisdiction of Incorporation
American Augers, Inc.	100	Delaware
Astec Australia Pty Ltd	100	Australia
Astec, Inc.	100	Tennessee
Astec Insurance Company	100	Vermont
Astec Mobile Screens, Inc. (f/k/a Production Engineered Products, Inc.)	100	Nevada
Astec Underground, Inc. (f/k/a Trencor, Inc.)	100	Tennessee
Breaker Technology, Inc.	100	Tennessee
Breaker Technology Ltd	100	Ontario, Canada
Buckeye Underground, Inc.	100	Tennessee
Buckeye Underground, LLC	100	Ohio
Carlson Paving Products, Inc.	100	Washington
CEI Enterprises, Inc.	100	Tennessee
Heatec, Inc.	100	Tennessee
Johnson Crushers International, Inc.	100	Tennessee
Kolberg-Pioneer, Inc.	100	Tennessee
Osborn Engineered Products SA (Pty) Ltd	92	South Africa
Peterson Pacific Corp.	100	Oregon
Roadtec, Inc.	100	Tennessee
Telsmith, Inc.	100	Delaware
AI Development Group, Inc.	100	South Dakota
AI Enterprises, Inc.	100	South Dakota
RI Properties, Inc.	100	South Dakota
TI Services, Inc.	100	South Dakota